
September 11, 2014

Via E-mail
Mr. Jamie L. Buskill
Senior Vice President, Chief Financial and
    Administrative Officer and Treasurer
Boardwalk Pipeline Partners, LP
9 Greenway Plaza
Suite 2800
Houston, Texas 77046

     Re: **Boardwalk Pipeline Partners, LP**
              Form 10-K for the Year Ended December 31, 2013
              Filed February 24, 2014
              Form 10-Q for the Period Ended September 30, 2013
              Filed October 29, 2013
              File No. 1-32665

Dear Mr. Buskill:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 42

1. We note your disclosure on page 43 concerning your revolving credit facility and the related disclosures in Note 9 to your financial statements. We also note your statements that you were in compliance with all covenant requirements under the credit facility as of

September 30, 2013. Please tell us in detail how, at the time you prepared this Form 10-Q, you concluded that no additional disclosures were necessary to highlight any increased risk that you would violate the financial covenants of this facility. To assist us in understanding your response, please tell us your trailing 12 month ratio of total consolidated debt to consolidated EBITDA as of December 31, 2012, March 31, 2013, June 30, 2013, and September 30, 2013 and describe your consideration of any trends in that ratio when evaluating the disclosure requirements of Item 303 of Regulation S-K.

2.   We note your discussion of distributions at the bottom of page 43. We also note that the cash distributions declared out of the cash generated during the nine months ended September 30, 2013 represented an unusually high payout ratio for your company at approximately 98% of distributable cash flow and 111% of GAAP cash provided by operating activities less maintenance capital expenditures. This unusually high payout ratio appears to have created a higher than normal risk that the level of cash distributions declared per unit might not be sustainable since you were withholding little or no cash to cushion future volatility in cash flows. However, your disclosures concerning the risk that you may not be able to maintain the same level of cash distributions appear to be the same as the disclosures made in prior quarters when the payout ratio and risk were lower. Please tell us in detail how, at the time you prepared this Form 10-Q, you concluded that no additional disclosures were necessary to highlight this increased risk. Tell us whether you were aware that your payout ratio was at an unusually high level and describe in detail any plans you had at that time for how you would maintain quarterly cash distributions of $0.5325 per common unit if fourth quarter cash flows were not sufficient. Specifically address how you considered the requirement of Item 303 of Regulation S-K to discuss any known trends or uncertainties that are reasonably likely to result in your liquidity changing in any material way when concluding that you did not need to highlight the increased risk to your liquidity and your ability to maintain your current level of cash distributions.

Form 10-K for the Year Ended December 31, 2013

Item 6. Selected Financial Data, page 27

3.   Please tell us whether the non-GAAP measures Adjusted EBITDA and distributable cash flow are used solely as non-GAAP performance measures or if they are also used as non-GAAP liquidity measures. In this regard, we note these measures are used by management, in part, to help you evaluate your ability to generate sufficient cash to pay interest on your debt and to make distributions to your partners.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Overview, page 29

Market Conditions and Contract Renewals, page 29

4. We note that you had many contracts expire in recent periods. We also note your disclosure on page 13 that an unusually large number of contracts will expire in 2018 and 2019. In light of the significant impact contract expirations have on your operations, please consider disclosing, on an aggregate basis by year of expiration, the minimum revenue and volumes resulting from firm agreements already in place. Additionally, to provide readers with a means of comparison, please consider disclosing this information for the historical periods presented along with the actual revenue generated and actual volume transported and stored under firm agreements. Also, please disclose the impact the expiring contracts will have on revenues to the extent that information is known. Refer to Item 303(A) of Regulation S-K. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Liquidity and Capital Resources, page 30

5. We note BPHC has offered you up to $300.0 million of subordinated loans to fund growth, if needed. We further note you intend to use this amount to fund growth and reduce leverage in lieu of issuing additional limited partnership units. Please tell us whether BPHC has restricted your use of these funds or whether you have discretion over the funds. In doing so, tell us whether these funds may be used to pay distributions to your unitholders. If so, please disclose this to your investors.

6. We read on page 15 that two of the major rating agencies lowered your credit ratings. In light of this and recent market conditions, please consider disclosing your credit ratings and discussing how changes to your credit ratings results in changes to your liquidity, access to capital markets and cost of capital. Refer to Item 303(A)(1) of Regulation S-K.

Revolving Credit Facility, page 31

7. We note your disclosure at the bottom of page 14 which states that if you default under your credit agreement or other financing agreement, significant additional restrictions may become applicable, including a restriction on your ability to make distributions to unitholders. In light of this, please consider disclosing the ratio of consolidated debt to consolidated EBITDA for the previous twelve months and for the three quarters following an acquisition so that an investor can evaluate and compare your actual ratios to covenant requirements.

Capital Expenditures, page 31

8. We note your disclosures of maintenance capital expenditures and growth capital expenditures and have the following comments:

- Please expand your disclosure to provide management's insight into any trends or significant fluctuations for each type of capital expenditure.

- Please also disclose your policy for determining what expenditures are classified as maintenance capital expenditures versus growth capital expenditures.

- To clarify this policy to your readers, please disclose whether you have incurred any capital expenditures that had elements of both maintenance and growth. If so, disclose how you determine the allocation between maintenance capital expenditures and growth capital expenditures.

- In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Item 8. Financial Statements and Supplementary Data, page 38

Notes to Consolidated Financial Statements, page 45

Note 8: Goodwill and Intangible Assets, page 64

9. We note your goodwill impairment charge of $51.5 million recorded in the fourth quarter of 2014 as a result of your annual goodwill impairment test. Please tell us whether you performed an interim goodwill test as a result of a triggering event described in ASC 350-20-35-3C. If an interim impairment test was performed, please tell us the triggering event that caused the evaluation, the results of the impairment test and the percentage that fair value exceeded carrying value for each of your reporting units. If no interim impairment test was completed, please confirm that there were no triggering events described in ASC 350-20-35-3C and explain in detail why each factor did not trigger an interim impairment test. Please be specific when explaining the factor in ASC 350-20-35-3C(d). Refer to 350-20-35-30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief